Exhibit 99.1

OPC ENERGY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE PERIOD ENDED MARCH 31, 2018

The Board of Directors of OPC Energy Ltd. (“the Company”) hereby presents the report of the Board of Directors on the activities of the Company and its investee companies, whose financial statements are consolidated with the financial statements of the Company (“the Group”), as of March 31, 2018 and for the three-month period then ended, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (“the Reporting Regulations”).

The review provided below is limited in scope and relates to events and changes in the state of the Company’s affairs during the reporting period that have a material effect on the data of the interim financial statements and on the data in the Description of the Company's Business, and is presented based on the assumption that the reader has access, inter alia, to the directors’ report and the financial statements for the year ended December 31, 2017, as published on March 29, 2018 (reference no.: 2018-01-026919), (“the Consolidated Reports”). The information included in the Consolidated Reports is incorporated herein by reference.

It is noted that, as of March 31, 2018, there are no warning signs, as defined in Regulation 10(B)(14) of the Reporting Regulations, that require the Company to publish a report of projected cash flows.

Presented together with this report are the consolidated interim financial statements as of March 31, 2018 (“the Interim Reports”). In certain cases, details are provided regarding events that took place after the date of the financial statements and shortly before the publication date of the report. The materiality of the information included in this report was examined from the point of view of the Company. In certain cases, an additional detailed description has been provided to create a comprehensive depiction of the issue at hand. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs).

It should be emphasized that the description in this report contains forward-looking information, as defined in the Securities Law, 1968 ("the Securities Law"). Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or another information relating to a future matter or event, the realization of which is uncertain and/or outside the control of the Company. The forward-looking information included in this report is based on information or assessments existing in the Company as of the publication date of this report.

This directors' report is not audited or reviewed by the auditors of the Company.

Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. ("the Stock Exchange").

The Company considers Kenon Holdings Inc. (“Kenon”) as its controlling shareholder for the purposes of the Securities Law and the Companies Law. Kenon is a company incorporated in Singapore, the shares of which have a dual listing on the New York Stock Exchange (NYSE) and on the Stock Exchange.

The Company is engaged, on its own and through several subsidiaries in the generation and supply of electricity in Israel, including the initiation, development, construction and operation of power plants and the generation and supply of electricity to private customers and to the Israel Electric Company (“IEC”).

1.1	Summary Description of the Group, its Business Environment and its Areas of Operation

The Company operates in a single segment - the generation and supply of electricity.

Within this framework, the Company engages in the initiation, development, construction and operation of power plants and the generation and supply of electricity to private customers and to IEC. In its electricity generation and supply activities, the Company focuses on conventional and cogeneration technologies. The Company (through subsidiaries that it controls) owns two power plants: the Rotem Power Plant that uses conventional technology and the Hadera Power Plant, which is currently in construction and that is designated to use cogeneration technology.

The Rotem Power Plant is owned by OPC Rotem Ltd. (“Rotem”), in which the Company holds 80% of the shares. The remaining shares are held by a single shareholder.

The Hadera Power Plant, which is currently under construction, is owned by OPC Hadera Ltd. (“Hadera”). Hadera also owns the energy center that, to the date of the report, supplies all of the steam consumption and part of the electricity consumption of Hadera Paper Mills Ltd. (“Hadera Paper”). As of March 31, 2018, total investments in Hadera aggregate approximately NIS 629 million and the percentage of completion of the project is 90%.

On February 26, 2018, the Board of Directors of the Company approved the completion of the Zomet Transaction and the acquisition of 95% of the issued and paid share capital of Zomet Energy Ltd. (“Zomet”), which is advancing a project for the construction of a power plant using an open cycle conventional technology. The aforesaid agreements were completed on March 7, 2018. The Company holds 95% of the issued and paid share capital of Zomet. (For details regarding the Zomet Transaction, see the Company's immediate report from February 27, 2018 (reference no.: 2018-01-015789) and Note 6 to the Interim Reports).

Additionally, in accordance with a resolution of the Government of Israel from April 2, 2017, the Company has been advancing, within the framework of the National Infrastructures Committee, programs for the setting up of additional natural-gas powered power plants in adjacency to the Company’s sites in Hadera and Rotem.

The Company also engages in the initiation of projects for the generation of electricity using photovoltaic technology.

2.	Explanations of the Board of Directors regarding the State of the Company’s Affairs

2.1.	Financial Position as of March 31, 2018 (NIS in thousands)

Item	March 31, 2018	Dec. 31, 2017	Explanations of the Board of Directors
Current assets
Cash and cash equivalents	508,625	508,181
The increase of NIS 94 million is due mainly to the operating activities of the Company.
This increase was partly offset by a decrease in current debt servicing in the total amount of NIS 40 million, a net decrease of NIS 29 million in cash balances in Hadera due to additional investments in the construction of the Hadera power plant, a decrease of NIS 8 million in net cash arising from the acquisition of Zomet, investments of NIS 8 million in the Rotem Power Plant, a deposit to restricted cash due to the increasing of the Company’s guarantees by NIS 5 million and loans granted in the amount of NIS 3 million.
For further information, see the Company’s condensed consolidated statements of cash flows as of March 31, 2018, in the Interim Reports.

Short-term deposits and restricted cash	752	752
Trade receivables	120,953	152,751	The balance of trade receivables in December 2017 is higher than that in March 2018 due to seasonality and the settling of accounts originating in prior periods.
Receivables and debit balances	40,396	39,210
The increase is due mainly to prepaid expenses in the amount of NIS 5 million and to the first-time consolidation of Zomet in the amount of NIS 3 million. This was offset by a decrease of NIS 7 million in the balance of value added tax receivable.

Derivative instruments	4,084	5,099
The decrease is due to the 6-month life of the derivative as of reporting date, as compared to 9 months as of December 31, 2017, with a total effect of NIS 2 million. This was partially offset by an increase of NIS 1 million resulting from changes in exchange rates.

Total current assets	647,810	705,993

Item	March 31, 2018	Dec. 31, 2017	Explanations of the Board of Directors
Non-current assets
Long-term deposits and restricted cash	270,863	264,564
The increase is due mainly to additional deposits in the amount of NIS 5 million in respect of bank guarantees of the Company, an increase of NIS 2 million in Rotem’s restricted cash, primarily as a result of changes in the exchange rate of the dollar, and a deposit into the debt servicing reserve in Rotem.

Long-term loans and deferred charges	109,364	100,356
The increase is due mainly to the construction of infrastructures in Hadera in the amount of NIS 13 million.
In opposition, the balance in December 2017 included a balance in respect of Zomet that was offset due to the first-time consolidation of Zomet in March 2018. Additionally, the balance in March 2018 is after the current reduction of deferred charges in Rotem by the NIS 1 million.

Deferred taxes	852	751
Fixed assets	2,247,190	2,184,405
The increase is due mainly to an investment of NIS 53 million in the Hadera Power Plant, the first-time consolidation of Zomet in the amount of NIS 29 million and additions of NIS 5 million to fixed assets in Rotem. This increase was partly offset by the depreciation of fixed assets in Rotem and Hadera (energy center) by an aggregate amount of NIS 26 million.

Intangible assets	5,603	5,689
Total non-current assets	2,633,872	2,555,765
Total assets	3,308,682	3,261,758
Current liabilities
Current maturities from banks and others	107,830	104,978
The increase is mainly due to the first-time consolidation of Zomet in the amount of NIS 13 million and the updating of the current maturity of Rotem in accordance with the repayment schedule by NIS 10 million.
This increase was partly offset the repayment of the senior debt in Rotem in the amount of NIS 20 million.

Trade payables	146,282	202,705
The decrease is due to the reduction in the trade balance payable in respect of gas purchases in the amount of NIS 49 million, as well as in respect of unpaid balances to IEC in the amount of NIS 14 million as of the date of the report. These were partially offset by an increase of NIS 8 million in the balance payable to Israel Natural Gas Lines Company Ltd. due to the achievement of a milestone in Hadera.

Payables and credit balances, including derivative instruments	46,119	36,983
The increase is primarily due mainly to an increase of NIS 6 million in the balance of VAT payable, an increase of NIS 3 million in interest payable, an increase of NIS 1 million in accrued expenses, and an increase of NIS 1 million in the provision for tax in Hadera.
This increase was partly offset by a decrease of NIS 2 million in the balance of derivative instruments.

Total current liabilities	300,231	344,666

Item	March 31, 2018	Dec. 31, 2017	Explanations of the Board of Directors
Non-current liabilities
Long-term loans from banks and financial institutions	1,757,493	1,744,739
The increase is due mainly to loans in the amount of NIS 22 million granted under Hadera’s senior debt and to interest and  CPI indexation of NIS 5 million in respect of the senior debt balances of Hadera, accrued on the principal.
This increase was partly offset as a result of the updating of a current maturity of Rotem by NIS 10 million and of the effect of the reduction in the Consumer Price Index, amounting to NIS 4 million.

Debentures	293,994	293,954
Capital notes	1,827	1,803
Employee benefits	280	280
Deferred taxes, net	211,391	191,777	The increase is mainly due to the updating of deferred taxes as a result of the profit for the year.
Total non-current liabilities	2,264,985	2,232,553
Total liabilities	2,565,216	2,577,219

2.2.	Analysis of Operating Results for the Three-Month Period ended March 31, 2018 (NIS in thousands)

The Group’s activity is subject to seasonal fluctuations as a result of changes in the Electricity Authority’s published regulated Time of Use Electricity Tariff ("the TAOZ"). The year is divided into 3 seasons, as follows:
Summer (July and August), Winter (December, January and February) and Transition (March through June and September through November). As a rule, electricity tariffs in the summer and the winter are generally higher than in the transition periods.

Item	Three months ended March 31		Explanations of the Board of Directors
	2018	2017
Sales	349,724	348,341	For an explanation of the change in sales, see section 2.5 below.
Cost of sales (less depreciation and amortization)	219,624	237,960	For an explanation of the change in the cost of sales, see section 2.6 below.
Depreciation and amortization	26,277	30,021
The increase in depreciation in the first quarter of 2017 was due mainly to the bringing forward of scheduled maintenance in 2017 and the resulting acceleration of depreciation (for additional details, see Note 27d(3) to the Consolidated Reports).

Gross profit	103,823	80,360
General and administrative expenses	11,739	7,173
The increase was due mainly to an increase of NIS 3 million in professional and legal fees, among others, as a result of the Company becoming a public company and due to an increase of NIS 1 million in salary costs.

Other income, net	(25)	(98)
Operating profit	92,059	73,089
Financing expenses, net	15,251	21,277
The decrease in financing expenses, net is due mainly to the reduction in the exchange rate of the dollar amounting to NIS 6 million, the reduction in the Consumer Price Index amounting to NIS 2 million, and to interest of NIS 1 million on capital notes  repaid in 2017. This decrease was partly offset by interest on debentures in the amount of NIS 4 million.

Profit before taxes on income	76,808	51,812
Taxes on income	20,042	12,749
The increase was due mainly to higher profitability in the first quarter of 2018, which was partly offset by the effect of the reduction in the corporate tax rate in 2018 as compared to the first quarter of 2017.

Profit for the year	56,766	39,063

2.3.	EBITDA

The Company defines EBITDA as earnings (losses) before depreciation and amortization, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be construed as a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA does not represent monies that are available for the distribution of dividends or for other uses, since such monies may be used for debt servicing, capital expenditure, working capital and other liabilities. EBITDA is characterized by limitations that impede its use as an indicator of the Company’s profitability, as it does not take into account certain costs and expenses arising from the business of the Company, which could materially affect its net profit, such as financing expenses, depreciation, capital expenditure and other related expenses.

The Company believes that the EBITDA figure provides information in a manner that is transparent and useful to investors in examining the operational performance of the Company and in comparing them against the operational performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This figure is also used by management of the Company in examining the Company's performance.

Following is a calculation of EBITDA for the periods presented. Other companies may calculate the EBITDA differently. Therefore, EBITDA presentation may differ from those of other companies.

EBITDA calculation (NIS in thousands):

	Three months ended March 31
Item	2018	2017
Sales	349,724	348,341
Cost of sales (less depreciation and amortization)	(219,624)	(237,960)
General and administrative expenses (less depreciation and amortization)	(11,658)	(7,113)
Other expenses	(25)	(98)
EBITDA	118,417	103,170

2.4.	Energy balance

Presented below are details of sales, generation and purchases of electricity by the Rotem plant and the Hadera energy center (kWh in millions):

	Three-months ended March 31
Item	2018	2017
Sales to private customers	973	976
Sales to the system administrator	38	39
Total sales	1,011	1,015

	Three-months ended March 31
Item	2018	2017
Generation of electricity	976	991
Purchase of electricity from the system administrator	35	24
Total number electricity generated and purchases from the system administrator	1,011	1,015

	Three-months ended March 31
	2018		2017
	Availability (%)	Net generation (kWh in millions)	Availability (%)	Net generation (kWh in millions)
Rotem	100%	951	100%	967
Hadera	99.8%	25	91.4%	24

2.5.	Revenues

Following are details of the revenues of the Company (NIS in thousands):

	Three-months ended March 31
Item	2018	2017
Net revenues from the sale of energy to private customers	248,210	239,562
Collection from private customers in respect of IEC services	82,689	90,044
Revenues from the sale of energy to the system administrator	4,258	4,368
Revenues from the sale of steam	14,567	14,367
Total revenues	349,724	348,341

The net revenues of the Company from the sale of electricity to private customers arise from electricity sold at the generation component tariffs, as published by the Electricity Authority, with some discount. The weighted average generation component tariff for 2018, as published by the Electricity Authority, is NIS 0.2816 per kWh. This weighted average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2017, the weighted average of the generation component tariff was NIS 0.264 per kWh. Additionally, the revenues of the Company from the sale of steam are partly linked to the price of gas and partly to the Consumer Price Index.

The increase in revenues was due mainly to an increase of NIS 9 million in net revenues from the sale of energy to private customers as a result of the increase in the generation component. The increase was offset by approximately NIS 7 million as a result of a reduction in the collection from private customers in respect of services of IEC, primarily due to the decrease in infrastructure tariffs.

The volume of electricity sales in the first quarter of 2018 was 1,105 million kWh, similarly to the corresponding quarter last year.

2.6.	Cost of sales (less depreciation and amortization)

Following are details of the cost of sales (less depreciation and amortization), distributed as follows (NIS in thousands):

	Three-months ended March 31
Item	2018	2017
Gas and diesel fuel	117,758	128,400
Payment to IEC for system services and electricity purchases	82,689	90,044
Gas conduction cost	6,822	6,658
Operating expenses	12,355	12,858
Total cost of sales (less depreciation and amortization)	219,624	237,960

The gas consumption of Rotem and Hadera in the first quarter of 2018 was 7,078,496 MMBTU and the average gas price in the first quarter of 2018 was US$ 4.71 per MMBTU (for additional information regarding the gas agreement, see Note 27g to the Consolidated Reports).

The decrease in the cost of sales results from a reduction of NIS 11 million in gas costs, of which NIS 9 million relates to the revaluation of the NIS in relation to the dollar in the first quarter of 2018 and NIS 2 million relates to a lower consumption of gas as compared to the corresponding quarter last year.

An additional decrease of NIS 7 million is due to the reduction in infrastructure tariffs.

2.7.          Liquidity and financing sources (NIS in thousands)

Item	Three months ended March 31		Explanations of the Board of Directors
	2018	2017
Cash provided by operating activities	93,937	131,594
The decrease was due mainly to the reduction of NIS 54 million in working capital (as a result of four gas payments in the first quarter of 2018 as compared to three payments in the first quarter of 2017).  This decrease was partially offset by an increase of NIS 18 million in operating activities.
For further information, see the condensed consolidated interim statements of cash flows of the Company for the three months ended March 31, 2018.

Cash used in investing activities	(74,298)	(139,180)
The decrease in cash flows used in investing activities is due mainly to a deposit of NIS 79 million into an escrow account in 2017 under the Tamar Agreement. This decrease was primarily offset by the acquisition of Zomet in an amount of NIS 8 million.

Cash provided by (used in) financing activities	(19,256)	138,827
The decrease in cash used in financing activities is due to smaller withdrawals from the financing agreement facility in the Hadera Project: NIS 255 million in the first quarter of 2017, as compared to NIS 22 million in  in the first quarter of 2018. In opposition,  in the first quarter of 2017, the Company repaid balances to Asia Development in the amount of NIS 68 million and paid deferred charges of NIS 9 million in respect of the financing agreement in Hadera.

The following table specifies debt, cash and cash equivalents, deposits and restricted cash as of March 31, 2018 (NIS in thousands):

	Rotem	Hadera	Solo	Zomet	Other	Consolidated
Debt (excluding accrued interest)	1,304,068	526,465	315,958	12,826	1,827	2,161,144
Cash and cash equivalents	182,824	80,080	243,971	521	1,229	508,625
Short- and long-term deposits and restricted cash (including debt servicing reserves)	169,130	5,525	96,960	-	-	271,615

Debt servicing reserves (out of restricted cash)	92,396	-	17,710	-	-	110,106

•	In the reporting period, Rotem repaid approximately NIS 19 million (relating to principal only) of its loans.

•	Hadera withdrew NIS 22 million under its senior facility agreement.

•	The first-time consolidation of Zomet resulted in an additional debt balance of NIS 13 million to the Company.

The following table specifies debt, cash and cash equivalents, deposits and restricted cash as of December 31, 2017 (NIS in thousands):

	Rotem	Hadera	Solo	Other	Consolidated
Debt (excluding accrued interest)	1,327,576	500,177	315,918	1,803	2,145,474
Cash and cash equivalents	130,373	103,111	273,033	1,664	508,181
Short- and long-term deposits and restricted cash (including debt servicing reserves)	167,430	5,459	92,427	-	265,316

Debt servicing reserves (out of restricted cash)	91,759	-	17,710	-	109,469

The following table specifies debt, cash and cash equivalents, deposits and restricted cash as of March 31, 2017 (NIS in thousands):

	Rotem	Hadera	Solo	Other	Consolidated
Debt (excluding accrued interest)	1,378,354	252,620	198,923	1,731	1,831,628
Cash and cash equivalents	91,060	121,593	3,826	513	216,992
Short- and long-term deposits and restricted cash (including debt servicing reserves)	152,176	192	16,158	-	168,526

Debt servicing reserves (out of restricted cash)	73,177	-	16,158	-	89,335

3.	Material Events in the Reporting Period and after the Reporting Date

3.1.
On January 10, 2018, a petition was filed with the Tel Aviv-Jaffa District Court for certification of a derivative claim by a shareholder in ORL against former directors in ORL, current directors in ORL, the Company, Rotem, Hadera, Israel Chemicals Ltd. (“ICL”), as well as against Israel Corp. Ltd., Mr. Idan Ofer and Mr. Ehud Angel (for additional information, see the immediate report of the Company dated January 11, 2018 (reference no.: 2018-01-003711), which is included herein by reference).

3.2.	On January 14, 2018, a special general meeting of the shareholders of the Company was held, where the following resolution was issued:

Approval of the Company’s engagement (through Rotem and Hadera) in agreements for the purchase of natural gas with Energean Israel Limited (for additional information, see the immediate reports dated January 2, 2018, January 15, 2018, March 6, 2018 and April 30, 2018 (reference nos.: 2018-01-000841, 2018-01-004557, 2018-01-018099 and 2018-01-034308), which are included herein by reference).

3.3.	On February 22, 2018:

3.3.1.	Mr. Alberto Victonico Triulzi and Mr. Juan Carlos Camogliano Pazos ceased serving as ordinary directors in the Company.

3.3.2.	Mr. Barak Cohen was appointed as an ordinary director in the Company.

3.3.3.	Mr. Javier Garcia Burgos Benfield ceased serving as Chairman of the Company’s Board of Directors and stayed on as an ordinary director in the Company.

3.3.4.	Mr. Yoav Doppelt was appointed Chairman of the Company’s Board of Directors.

3.4.
On April 6, 2017, the Company entered into a series of agreements for the acquisition of up to 95% of the issued and paid share capital of Zomet, which is advancing a project for the construction of a natural gas-powered power plant, using an open cycle conventional technology, with an output of some 396 megawatts (“Zomet Transaction”). On February 26, 2018, the Board of Directors of the Company approved actions for the completion of the aforesaid agreements, and on March 7, 2018 the Zomet Transaction were completed. Consequently, to date, the Company holds 95% of the issued and paid share capital of Zomet. For details regarding the Zomet Transaction, see the immediate report dated February 27, 2018 (reference no.: 2018-01-015789), which is included herein by reference, and Note 27m to the financial statements).

3.5.	On April 12, 2018, Mr. Tzahi Goshen ceased serving as a director in the Company.

3.6.	On May 1, 2018, Mr. Eran Litvak ceased serving as CFO of the Company.

3.7.	Commencing on May 1, 2018, Mr. Tzahi Goshen serves as the CFO of the Company.

3.8.	On May 3, 2018, an ordinary and a special general meeting of the shareholders of the Company was held, where the following resolutions were passed:

3.8.1.
Reappointment of KPMG Somekh Chaikin as the auditors of the Company until the next annual general meeting of the Company and authorization of the Company's Board of Directors to determines the auditors' fees.

3.8.2.	Appointments for an additional period in office, until the next annual general meeting:

•	Mr. Yoav Doppelt, Chairman of the Board of Directors.

•	Mr. Javier Garcia Burgos, ordinary director in the Company.

•	Mr. Roberto Antonio Jose Cornejo Spickernagel, ordinary director in the Company.

•	Mr. Barak Cohen, ordinary director in the Company.

•	Mr. Noam Sharon, independent director in the Company

3.9.
Approval of the compensation of Mr. Yoav Doppelt as Chairman of the Board of Directors and of Mr. Javier Garcia as an ordinary director. The compensation of Mr. Yoav Doppelt as Chairman of the Board of Directors was set at a fixed annual amount of NIS 500,000 plus an entitlement to reimbursement of expenses and exemption and indemnification as customary in the Company. The compensation of Mr. Garcia as a director was set at a fixed annual amount of NIS 350,000 plus an entitlement to reimbursement of expenses and exemption and indemnification as customary in the Company.

4.	Outstanding Liabilities by Maturity Dates

For details regarding the outstanding liabilities of the Company, see the immediate report on outstanding liabilities by maturity dates that is published by the Company concurrently with the publication of this report.

5.	Corporate Governance

5.1.	Donations policy

5.1.1.
Within the framework of the Company's compensation policy, In May 2018 a donation to Password for Every Student in the amount of NIS 1,000 thousand was approved for 2018. Password for Every Student was established by the Israel Corp. Group.

5.1.2.	In the first quarter of 2018, the Company donated NIS 250 thousand to the Society for the Advancement of the Dimona Sports Club.

5.2.	Internal auditor

Commencing on March 31, 2018, Mr. Oded Berkovich, the internal auditor of the Company, is no longer an employee of the Company. Mr. Berkovich continues to serve as the internal auditor of the Company, who is not an employee of the Company.

Yoav Doppelt	Giora Almogy
Chairman of the Board of Directors	CEO

Date: May 21, 2018